

Mail Stop 3233

August 19, 2016

Via E-mail
Liu Xiangyao, Chief Executive Officer
Yangtze River Development Limited
183 Broadway
Suite 5
New York, NY 10007

> **Re: Yangtze River Development Limited**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 29, 2016**
> **File No. 333-209579**

Dear Mr. Xiangyao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2016 letter.

General

1. We note your response to comment 2 of our letter and we reissue in part our comment. Please revise your website to clarify whether you have developed the properties depicted and clarify the intended use of the pictures on your website as noted in your response dated July 29, 2016.

Risk Factors

We have identified material weaknesses …, page 10

2.   We note your response to comment 4 of our letter and your revised disclosure on pages 10-11. Please revise the risk factor to remove the mitigating languge and to focus on the risk. Please include your detailed discussion of additional measures and actions to be taken elsewhere in the prospectus such as in the MD&A section.

Financial Statements

General

3.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

6. Real Estate Properties and Land Lots Under Development, page F-13

4.   We note your response to our prior comment 6 and the related changes to your disclosure. We are uncertain how your disclosure makes it clear that the $316 million in land lots undeveloped takes the form of land use rights. Specifically, we are unclear why this table contains a separate line item for cost of land use rights. Please revise the caption in this table to clearly indicate that the $316 million in land lots undeveloped represents and investment in land use rights and not a direct investment in land as indicated in your response to comment 8 in your letter dated June 17, 2016.

        You may contact Wilson Lee at (202)551-3468 or Robert Telewicz, Accounting Branch Chief, at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

cc: Joseph M. Lucosky, Esq. (*via e-mail*)